Filed by American Axle & Manufacturing Holdings, Inc.
(Commission File No. 1-14303)
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: Metaldyne Performance Group Inc.
(Commission File No: 1-36774)

  American Axle & Manufacturing Inc.
January 11, 2017
10:35 AM EST
Speaker ID:

American Axle & Manufacturing Inc.

January 11, 2017
10:35 AM EST

Rod Lache:
We’re ready to go.  Our next presentation is from American Axle.  And as everybody here knows, in November of 2016 American Axle announced the acquisition of Metaldyne Performance Group for $1.6 billion.  Once this transaction is completed, American Axle is obviously going to be a much more diversified company, from both a customer and a product perspective.

On a pro forma basis, excluding synergies, we see them generating north of $300 million free cash flow.  And with synergies, we can envision this company rising to the mid-$400 million range in relatively short order.  Clearly this would be a very significant development for a company with a pro forma market cap of roughly $2.3 billion.

As we all know, the company still has quite a bit of leverage.  And I’m sure that will come up in the discussion here.  But we think that significant shareholder value can be created as this company uses their cash to de-lever.

Representing American Axle, I’m very pleased to welcome David Dauch, the Company’s Chairman and CEO; Chris May, Vice President and CFO.  David, I’ll pass it on to you.

David Dauch:
Okay.  Good morning, everyone.  It’s an exciting time to be here in Detroit, exciting time to be in the auto industry, and very excited about what the future holds for American Axle, as Rod just outlined to you.

Let me just jump right into the presentation here today.  From an agenda standpoint, we’ll cover the highlights of 2016 which was another record year for American Axle, both from a sales and a profit standpoint.  I’ll also give you our guidance for 2017, talk about our new business backlog, and then further expand on our technology leadership and the progress that we’re making in that arena, and then talk to you about what Rod just talked about in regards to the announcement we did on November 3rd, with respect to the Metaldyne Performance Group.  And we’re working our way through a close here in the first half of 2017.

So with that, as I said, 2016 was an exciting year, a busy year, but a very successful and profitable year for American Axle.  And our sales came in at approximately $3.95 billion, again, so a record year for us that way.  Strong financial performance with EBITDA, over $600 million.  Strong cash flow generation which led to our net debt to EBITDA being driven down to the 1.5 times, which is what we had projected and communicated to all of you earlier.  So we’ve delivered on what we said we were going to deliver on.  As a matter of fact, we actually exceeded what our original plan was for 2016.

American Axle & Manufacturing Inc.
January 11, 2017
10:35 AM EST
Speaker ID:

To complement that, we had a very successful year also in the area of new business awards.  You all are aware of the impact to us with some of the next-generation full-sized truck sources of General Motors.  But we’re able to offset 90% of that through our commercial activities in the late ‘15 period of time, but mostly here in the 2016 period of time.  And then we also went through 16 major launches; launches with JLR, with Isuzu, with Nissan, and with FCA specifically as we continue to work on customer diversification.  But again, flawless and anonymous launches, and continued operational excellence, as we’ve been known for.  And then again, as we wrapped up the year, November 3rd with the announcement of the MPG acquisition.

So when you look at 2016, our financials, again from an adjusted EBITDA standpoint, we’re actually raising our guidance, I guess, for the end of 2016 where instead of 15.25% to 15.5%, we’re going to come in at 15.5% to 15.75% range.  And we’ve adjusted our free cash flow as well.  Our original guidance was $160 million, and you can now see it’s going to come in at around $190 million to $200 million.  That also includes a commercial negotiation that we had with a customer on a capacity program that we received about $20 million of advanced payment on that, which factors into some of that number there.

So again, just an outstanding year for the team in 2016, something that we’re very, very proud of, but again, something that we can build off of a carry that momentum right into ‘17, which we think will be an even better year as we go forward.

Which leads me to the guidance for 2017.  This is all based on that 17.5 million unit SAAR.  That’s what we’re predicting at this point in time here for North America.  But we expect our sales to grow to be $4.1 billion to $4.2 billion.  Adjusted EBITDA will increase at 15.5% to 16% range.  And then you see again, adjusted free cash flow in the $175 million to $200 million range.  So again, a very strong economic engine, strong cash generation engine, both from a profit and from a cash standpoint.

And then on a CapEx standpoint, we’ll be at 6.5% to 7%.  But as you all know, we’re launching $375 million of new business this year in 2017, and an additional $500 million over the next couple of years, the reason why our CapEx is up a little bit higher.  We’re typically in the 4% to 6% range from a CapEx standpoint, so a little bit higher in 2017.  But we’ll moderate that back down independently, let alone collectively with MPG as we move forward.

Again, when you look at our backlog of new business, this is a very important thing.  We’re growing our backlog of new business based on the commercial success that we had in the 2016 calendar year period of time.  The one thing to note on the left side of the chart is the concentricity of that backlog with almost 80% of it being in the passenger car and crossover vehicle business.

Most people have known American Axle as a truck and SUV manufacturer.  We’re still showing growth in that area.  But because of the diverse product portfolio that we’ve put together, how we position ourselves in the market, we’re seeing outstanding benefits of that with multiple customers globally around the world, which has given us the diversification that we’ve been looking for.

American Axle & Manufacturing Inc.
January 11, 2017
10:35 AM EST
Speaker ID:

In addition, you can see the two fastest-growing markets out there today, North America and Asia.  That’s where a lot of that growth is continuing to materialize and develop for us.  And 60% of the backlog of new business is non-GM business, which also represents 40% is GM.  So we still have a lot of growth with General Motors as we’re moving forward as well.  So very positive indicator for our organization.

One of the things I want to make sure that we are clear on, again, is walking you through the cadence of the backlog of new business.  Again, what you see on the red bars is the backlog of new business at total is $875 million, $375 million launched on a gross level in 2017, $250 million and $250 million in ‘18 and ‘19 respectively.  It’s not until 2018 that we start to be impacted based on GM’s full-size truck sourcing decisions on the T1XX.  You can see the financial impacts from a sales revenue standpoint in ‘18.  You can clearly see, based on the booked business that we’ve already had that we’ve offset ‘18.  We’ve already offset a good portion of ‘19, the difference between the $250 million and $275 million is what we still need to work on.  And then obviously the final effect on the T1XX sourcing will be in the 2020 calendar year period of time.  But we’re working on that plan as well.

And again, we’ve offset 90% of the overall business loss that we’ve experience with the T1XX.  So that may be surprising to people.  Because we announced the loss in the July 2015 period of time.  And by the November 2016 period of time, we already offset 90% of the business that we lost.  So it’s just a credit to the technology leadership that we have, credit to the relationships that we have, not only with our existing customers, but our growing customer base, and also the ability to redeploy capital on our assets and put those to use.

The other critical thing to note is the fact that the contribution margins on the full-size truck, we’re at the 30%.  As we’ve said, as we are bringing on new business, we’d be more in the 20% to 25% range.  Most of the new business that we’re bringing on is at the higher end of that range.  The gap between the 30% and the 25% are the things that management’s working on right now to further optimize our cost structure to try to drive that margin retention and growth as we go forward.  That’s just standalone AAM, let alone the opportunities that we have working with the consolidation and the integration of MPG into the AAM family.  So it gives you a clear indication that we’ve got positive growth for this business for years to come here.

Again, on the US SAAR and the production side of things, I’ve indicated to you already, 2017 we’re planning our business on a 17.5 million unit SAAR.  We actually see the SAAR staying strong here in North America into ‘18 and ‘19 as well, which is part of why we went forward and did the acquisition that we did at the timeframe that we did.  There were people questioning us, are we levering up at the peak of the SAAR.  We’re levering up at a plateau of the SAAR.  But the SAAR is going to stay strong for a period of time.  That’s not only indicated by American Axle, but I.H.S. and some of the other leading publications, not to mention what the OEMs are also saying and forecasting for their business.

So again, very, very positive for us as far as the environment.  The other thing that’s critical to note is look at the shift in the mix that’s taking place in the marketplace as well, where 57% of the business in 2010 was trucks and SUVs and crossovers, already going out by 2020, it’s expected to be 64% or greater.  So we’re right in that sweet spot of trucks, SUVs and crossover vehicles.  And really what you’re seeing in the marketplace is a fundamental shift of the consumer from traditional small and mid-sized passenger cars to more the small and mid-sized CUVs that gives them safety, gives them performance, gives them the utility that a CUV brings to the table.

American Axle & Manufacturing Inc.
January 11, 2017
10:35 AM EST
Speaker ID:

And it is clearly a trend in the industry.  You go to the show, you can see all the crossover vehicles that are at the show.  And not only is it here in North America, you’re also seeing significant growth in Europe, but especially in China as CUVs are the fastest-selling segment over there at this point in time for the last couple of years.

So let me just shift gears and shift over onto the technology leadership side of things.  As you all know, our organization has been very focused on the megatrends within the industry with respect to green and efficient, the safety and performance, and the connectivity and electrification.  And a lot of what you’re seeing and hearing today in the automotive space today is about ride-sharing programs that the OEMs are now participating in.  You’re seeing a lot about connectivity, which is fantastic for all of us, as it relates to safety in the vehicles and the connectivity not only within the vehicles itself, but with other vehicles that are on the road.  Again, driving the safety and the performance there.

But the power plant for going forward is still going to be the IC engine.  And we’re very well-positioned to support the driveline and drivetrain requirements for that today.  But when you factor MPG into the equation, we’ll also add that whole powertrain capability and multiple areas of the overall vehicles, from the engine, the number one member; transmission, number two member; and the axle, the number three member.  And you can’t move a vehicle without those three members.  So we’re well-positioned not only today, but probably at least for the next 15 to 20 years, while also dealing with hybridization and electrification that becomes more relevant going forward in the future.

Again, my point on the IC engine, this is statistics that are out there today in regards to the global growth.  They expect the global growth by 2025 to be 106 million units.  What you see in the heavy blue is the penetration of IC engines.  What you see in the red and the pink and then ultimately in the purple, is the expansion of hybridization and electrification.  So again, the IC engine is going to be the power plant for some time.

Our product portfolio not only met it before, but now it’s being expanded with MPG.  So we’ll be well-positioned to capitalize on this going forward in multiple markets around the world.  So we’re very, very proud about how we position our strategy, how we’re executing the strategic acquisition of MPG.  Now our challenge is going to be in regards to implementing and executing the full acquisition of MPG, and delivering the results that we think that we can solidly deliver going forward.

Just speaking to the three main areas of technology for us, again, EcoTrac, electric axles or e-AAM for us, and QUANTUM are the three big technology pushes that we have in the marketplace.  Most of you who are familiar with AAM and familiar with the success that we’ve had in EcoTrac.  I just outlined our backlog of new business, of which a heavy portion of that is passenger car related.  Most of that is driven by EcoTrac at this point in time, with multiple customers.

And not only were we the pioneers in this technology and the industry leader here, and we’re pleased with the performance that we have already; we’re already working on our Gen II product that will be introduced in the 2018 calendar year period of time.  And this just gives you a perspective of when you develop the right technology and you position it well in the marketplace with a value proposition, what you can accomplish and achieve.

So we essentially had very little sales in the 2013 period of time.  And you can see with our backlog that we’ve communicated, it will be well up over $700 million just on EcoTrac alone.  And we expect that number quite honestly to continue to grow, as more and more consumers have the desire to move to the CUVs, especially with all-wheel drive capability, so very, very positive for us.

American Axle & Manufacturing Inc.
January 11, 2017
10:35 AM EST
Speaker ID:

The other is e-AAM, or the electric axle type application.  Again, most of you know that we acquired the Saab assets back in the 2010 period of time.  We were doing independent work.  They were doing independent work collectively together.  We were able to get to market quicker.  We developed a technology that’s very modular that can be used with any different power plant configuration from the IC engine all the way to full battery electric type vehicles, or anything in between in there.  It’s all scalable based on what the consumer wants from a low-end application to a high-end application that will have torque vectoring and some of the other performance features that go with it.

The critical thing here is the horsepower and torque, the technology we’ll bring to the table, but also the fuel efficiency.  It’s a 30% improvement in fuel efficiency and CO2 emission.  So as we’re managing and monitoring CAFE regulations and CO2 regulations or government regulations around the world, we think between EcoTrac and our e-AAM technology, we’re well-positioned to capitalize on the IC engine, the regulatory environment, as well as some of the consumer trends moving forward.

And then again, much like the EcoTrac, we’ve already conquested new business and commercialized that.  We’ll launch that in the 2018 period of time.  Of the billion dollars that’s we’re quoting today, approximately 10% of that is in the e-AAM or electric drive type family at this point in time.  So just like you saw that trend of EcoTrac, we’re hopeful to see a similar trend with respect to the e-drive as we move forward.

And then the last one is QUANTUM.  And this is really a revolutionary design change to the axle environment.  It first started on trucks and SUVs was the initial focus.  But we’ve now developed a complement of a family that will expand passenger car and crossover vehicles as well as it relates to the technology.  Again, the core for us is to try to commonize the design as much as we possibly can, and make it scalable and adaptable to multiple environments.  Whether it be truck, crossover, or real-wheel drive passenger car type applications, and then clearly make it compatible for the interface points and the performance requirements for the vehicle.

The QUANTUM, like I said, is a revolutionary change.  It is up to 35% mass savings over the existing axles that you see today.  And we’re actively working with multiple customers on some development programs.  And we’ve already validated this in the lab.  We’re in the process of validating this into a vehicle right now.  And we’re also doing work in regards to winter tests, which begins here in the February period of time for us.

But there’s a very, very strong interest here.  You can see there’s up to 1% to 1.5% improvement in fuel economy.  So OEMs are salivating at this technology in regards to what we’re bringing to the table.  And there’s nothing like this in the industry.   And not only is it scalable like I said, we’re also bringing not only revolutionary design, but also changing the way axles are made from a manufacturing standpoint, but still complementary to some of the capabilities and technologies that we have today from a process standpoint.

So again, very exciting environment for us from a technology leadership standpoint with EcoTrac, e-AAM and QUANTUM.  Well-positioned to support the sweet spot of the market today, not to mention position ourselves properly to support the market as we go forward here over the next several years.

American Axle & Manufacturing Inc.
January 11, 2017
10:35 AM EST
Speaker ID:

And now I’d just like to wrap up the presentation, speaking to the acquisition of MPG.  And I couldn’t be happier for our team as well as American Securities and MPG team is the fact that we work collectively together through the calendar year 2016 to ultimately come to an agreement that was a win-win solution for all of us that were involved in the process.

And that’s exactly what you’re looking for in a deal, is when everybody is happy with the deal, and what the outcome of that deal not only is on paper, but what we think that we can execute-- and I couldn’t say more of the management team from George Thanopoulos and his team all the way down, working with my team in regards to the cooperation and the collaboration that we’ve had here in 2016, let alone the start of the year already.  And it’s clearly a very busy time for us, as we’re working on putting the integration plan together, putting the synergy plans together which I’ll talk about a little bit more here, while also executing our own businesses independently.  Because until this business closes, we have to operate as two independent companies, while still doing this extraordinary planning that needs to be done.  So that when we do close on it, we’re able to operate with day one efficiency all the way through the day 180 efficiency.  We’re very, very focused on delivering on that.

But again, the critical thing for us and our team was we wanted to have increased size and scale and ability this acquisition provides that for us.  We wanted to expand our product portfolio.  I’ve already talked to you about what we’re doing ourselves from an AAM standpoint, let alone what MPG brings to the table with multiple-speed transmissions, downsized engine applications.  Again everything that they’re doing and what we’re doing is complementary to what all the vehicle trends are, not only today, but in the future.

It clearly accelerates our diversification customer-wise in a big way, product-wise, and then a little bit on the geographic front, but not to the full extent that we as a management team and the collective management team would like to see in the future.  And then you’re going to see that this is a cash generating machine once we get the debt serviced and we get moving forward here.

So again, our objective all along was we’re already considered the industry leader on driveline and drivetrain.  And we wanted to expand that and move further out into the powertrain space.  And MPG brings that to us.  So we’re working very hard to be in industry leader with respect to driveline, drivetrain and powertrain configurations.

Clearly the diversified customer base, and we’ve been penalized for having too much concentricity with GM.  I could argue that point all day long, because we’ve always been involved in their high-profit business that being trucks.  And now we’re involved in their global business, as well as their high-profit business, and rear-wheel drive passenger cars and crossover vehicles.

But even with that being said, it’s always smart to diversify the portfolio, and this does that.  And you’ll see that here shortly on the chart.  I’ve already spoken about the complementary product technologies, let alone the process advancements that we collectively can bring to the table.  The very strong financial profile of the two businesses, $7 billion plus company, generating roughly $400-plus million when you factor in the synergies that Rod alluded to earlier and then I spoke to earlier as well.

And there hasn’t been one person that I’ve talked to since we announced the deal that questions the industrial logic or the thought process behind what we’re doing.  The only questions I received were, why are you levering up at the peak of the SAAR.

American Axle & Manufacturing Inc.
January 11, 2017
10:35 AM EST
Speaker ID:

Now that the SAAR issue has been addressed, the issue now comes down to, okay.  Yes, we’re going to have leverage.  I’m damned if I do-- if I don’t do an acquisition, because I have too much concentricity with GM.  I’m damned if I do because I can take on too much leverage.  But based on the cash that can be generated from this business, we feel very confident that we can pay this debt down by the end of the 2019 calendar year period of time.  And I’ll show you a chart on that as we move forward here.

So this is going to create a lot of long-term value for our stakeholders.  So again, collectively we’re very excited about bringing these teams together and delivering on this.  And again, this is essentially the pro forma based on 2015 sales of the combined business.  Again, you can see the $300 million of cash generation of the combined business, not to mention the $100 million to $120 million of synergies that we’ve identified for the business going forward.

What’s very important on this as well is our served market increases here.  In 90% of the vehicles here in North America, we’ll have some sort of content of the combined business on the platform, which is fantastic for us as a consolidated entity.

This is an important chart to understand.  What you’re going to see here in red is what American Axle supplies today from a driveline system standpoint and metal form product standpoint.  So again, you guys are very familiar with the product portfolio that we offer there.  What you see in blue here is what MPG is going to bring to the table.  And now you can see the expansion capability that we have within a vehicle itself.

Clearly on a driveline content on a full-sized truck basis, we’ve been well over $1,600 per vehicle.  Now on MPG, their parts are much smaller than our parts.  But you can expect somewhere in the range of $100 to $200 content per vehicle increase, depending on some of the things that are taking place.  And more importantly is the expansion capability of all the underbody type capabilities that exist with the combined entity.

The other critical thing is I mentioned to you is the expanded product portfolio.  87% of the AAMs business today is tied to axles and driveshafts, or essentially our driveline business.  Going forward, about 49% of our business will be tied to the driveline business.  But now you can see the expansion of our forged business, the integration and additive capability of castings, and then you can see the big expansion capability in the engines and transmissions growing from the 8% to the 20% there.  So again, very, very strong capability here.

The other thing to look at on this chart on the left side, half of AAM’s business today is based on one platform that being the GM full-sized truck program.  So in addition, that concentricity goes down to roughly to 28%.  So again, a lot of positives from an overall diversification on customer base, platform base, and technology base and product base; as we bring these companies together.

On the customer diversification, again 2015 GM was about 66% of our sales.  2016 was a little bit less than that.  But you can see when we close, GM will drop down to 41% based on MPG’s sales to GM and our combined sales to GM.  But with our backlog, collective backlog of new business between both MPG and AAM, you can see GM comes down to a little over 30%.  But you can also see the growth of Ford Motor Company.  Ford is about 1% of American Axle’s sales in 2015.  It will grow to 8% with the pro forma close.  And then you can see, both of us have strong Ford growth in our backlog where Ford becomes the number-two customer.  And then no other customer will have more than 15% of the business, other than really General Motors and Ford at that 16% level.

American Axle & Manufacturing Inc.
January 11, 2017
10:35 AM EST
Speaker ID:

So we’re getting the customer base where we need it to be, while growing other parts of the GM business, and offsetting the T1XX sourcing decision that we’ve alluded to earlier.  So again, very, very favorable trend as it relates to diversification.

And then from my IMO office, I’ve talked to you about this already, we’re putting an integrated team together that really starts with George Thanopoulos and myself and our collective teams; Mark Blaufuss and Doug Grimm on their side; Mike Simonte and Chris May on my side from a steering committee standpoint.  Tim Bowes, who runs all of my strategy and business development is going to lead up the IMO.  But the IMO office is going to be an integrated team of both MPG and the AAM team dedicated to working on that.  And then we’ll have various work streams below that that will drive the synergy attainment as we move forward here.

So both of us have experienced management teams.  They have more experience on doing deals.  Both of us have very strong experience in regards to operating and driving the technology.  We’ve talked about the complementary products.  We’re going to look for plant-loading, product-loading opportunities.  We’re going to look for product expansion opportunities.  We’re going to look for cross-selling opportunities.   And clearly there’s significant opportunities from a procurement standpoint as well, both on the indirect side as well as the direct side.  But also there’s some insourcing and vertical integration capabilities that go with this transaction as well.

The other thing what was very compelling to me when we were evaluating the strategic targets is the culture.  And too many people underestimate the culture associated with deals.  And their culture-- I wouldn’t say it’s identical-- but is very, very similar to ours from a leadership standpoint, from a focus on operating excellence, from a focus on the technology leadership, and from a commitment to quality and warranty.  So therefore, I think it’s going to be a lot easier for us to bring these organizations together, let alone the fact that they’re based here in Detroit.  And therefore, our resources can work collectively very quickly together.  But at the same time, they bring 30 to 35 facilities in the US.  They also bring another 30 to 35 facilities globally around the world, and we’ll integrate that.

So when it’s all said and done, $7 billion in sales, almost 100 facilities generating 16% plus margins going forward up to 18%, strong cash flow generation moving forward as well.  So I’m very, very excited about working hard to integrate these companies and realizing these synergies.  And I’m hopeful that there’s more synergistic opportunity than what we’ve even identified.

And one thing I’ll note-- and John Murphy and I were talking earlier before the presentation here today, is MPG has done a great job running their business.  But even with the success that they’ve realized, they haven’t fully integrated all the companies that they acquired prior to (inaudible).  That being HHI and Metaldyne and Grede.  So there’s opportunity there, let alone bringing the two companies of AAM and MPG together.  And that’s why we’re trying to understand a little bit more what those real opportunities are, and we’ll communicate that at the appropriate time.

So again, a lot of work going on the planning side, on the integration side so that we can ultimately operate, once we can close the business.  But again, I have to remind everyone we have to operate as two standalone businesses up until this point in time.  But both companies have delivered very favorable results and not allowed this acquisition to become a distraction to the overall business.

American Axle & Manufacturing Inc.
January 11, 2017
10:35 AM EST
Speaker ID:

Synergies I’ve already outlined, what we’re trying to accomplish here from a synergy standpoint.  And then we’ve given some guidance on a collective standpoint.  We expect that our sales CAGR to grow 3% to 5% in the 2017 to 2019 period of time together, EBITDA as I mentioned, our guidance for ‘17 standalone is in that 15.5% to 16%.  When you bring these companies together, we think this can grow to 17% to 18% by the 2018 period of time.  Free cash flow can be 5% to 7% through the 2019 calendar year period of time.  And then like I said, CapEx because both of us our big CapEx spenders because of our backlog, will be a little bit higher in ‘17 when we bring the two businesses together.  But collectively we’ll throttle that back into that 6% or less range, as we go forward here.

So again, very attainable and very doable based on the plans that we put forward.  The other thing I wanted to get across is that the cash generation that’s going to come out of here.  You can see what we had in blue is the CapEx requirement, the interest and the tax payments.  What you see in red is the adjusted EBITDA in excess of the CapEx.  So therefore, if there is a downturn, we have the ability to absorb up to a 25% to 30% downturn scenario with the combined business here, which bodes well for all the investors.  It bodes well for us.

The other critical thing to note is the variable cost structure that both companies have in place, both from a material standpoint and from a labor standpoint.  If we need to get into the fixed cost management side in a significant downturn scenario, then clearly we’ll do that.  Because we’ve demonstrated doing that back in the 2009 period of time.

And then on the leverage situation, again, we’re expecting the leverage-- again, our leverage is 1.5 times at this point in time, independently AAM.  When we close, we expect the combined leverage to go to about 3.5%.  We think by the end of ‘17 we can be at 3.  And then each year thereafter, we can get about half of a turn.  So by the end of the 2019 calendar year period of time, we should be around 2 times levered, which is the goal we’ve set forth.

The other critical thing to note is the liquidity that we have in place during this period of time, and that we don’t have any major debt maturities during that period of time until the 2019 calendar year period.  So again, it gives us great runway to operate with, healthy environment from a cash standpoint, not only on the liquidity side but the generation that can go forward.  And again, then it comes down to just how we balance and prioritize the uses of the capital going forward.

Again, I’ve already talked about the benefits of the deal.  But again, we think that we’re going to have a much stronger credit profile going forward, because of the various reasons that I’m showing you here on this slide.  And again, it’s going to be a significant enhanced financial profile, which was already strong to begin with, and again, expanded margin growth.

So what you’ve heard today from us is increased sales standalone AAM, increase in sales with the combined entity, increased or expanded margins for AAM independent, increased and expanded margins as a combined entity going forward.  All this is all to drive shareholder value and stock appreciation going forward as a combined business.  And that’s what we’re planning for, and we’re prepared to execute and deliver on this plan.

American Axle & Manufacturing Inc.
January 11, 2017
10:35 AM EST
Speaker ID:

And then last but not least, I’ve already touched on the powerful industrial logic and the synergistic opportunities that exist.  And we had a lot of discussions with many of you on this already.  So with that, I’ll open it up to any Q&A that you might have.  So Rod?

Rod Lache:
Why don’t I kick it off?  One is just a point of clarification on that slide 29 that you just showed, on the half a turn per year of de-levering.  You show 3.5 turns of leverage at close, which I guess is between, what March and June-ish?

David Dauch:	Correct- first half.

Ron Lache:
First half.  And then you had half a turn between then, between March and June and December, which is pretty significant considering I think you guys are targeting about $100 million of restructuring spending in that timeframe, so are you anticipating that that restructuring spending is fully offset by things like working capital benefits--

Chris May:
Yeah, some of that restructuring spend will start and will be phased in ‘17 and ‘18.  But I would also remind you, keep in mind, the first quarter of the company, both combined, are generally outflows, use of cash- we have a little bit of leverage at the close time period, so a benefit in the second third of the year for that.

Rod Lache:
Right, ok, that makes sense.  The other question you might be able to address is, I don’t remember exactly what year this was, but there was a point in time where you guys did this extraordinary thing, in moving a massive amount of manufacturing from Detroit down to Mexico over a very short period of time.  You now have a $2 billion Mexico manufacturing operation, and you guys have already made it very clear that most of that is basically sold to the customer at your dock in Mexico, so you’re not crossing the border with anything.  If you were to- the need to move some of those facilities back to North America, could you just give us some framework for how to think about that?  Is that something that can be done relatively easily, is it something that will require a lot of capital to actually effect?

David Dauch:
Yeah, I mean, clearly, new programs, obviously, no issue there, but on existing programs that exist in Mexico today, the answer is yes.  I mean, we moved it from Detroit to Mexico.  If we need to move it back to the U.S., we can move it back to the U.S.  It’s just a matter of the time to do it, the cost to do it.

Clearly, we’re in a wait-and-see, just like the OEMs are, in regards to what the policies in the administration is going to be and how quickly people are going to have to take any action, but you know, our assets are transferable.  A gear machine is a gear machine, no matter what location, component machines are component machines.  The bigger issue is going to be the installed capacity and the incremental capital that’s required to support a transition to the other area.  But again, that will lead to commercial discussions with our customers, because all of our agreements are based on the current policies and the administration that are there, and the contracts that are in place.

So but you know, listen, we’re going to be very pragmatic- realistic about it, we’re going to be pragmatic about it.  We’re going to work with our customers, stay very close to them.  They’ve got to figure out the impact on them first from the policies of the administration, and figure out their own plant loading.  Once they figure out their plant loading, we’ll do our plant loading.  Our goal is to try to manufacture the product where it’s being consumed, which is why we went to Mexico to begin with, in the first place.  We ended up putting more work in Mexico, as you know, back in the 2008-2009 calendar years period of time, because of the labor strike that we had here.

American Axle & Manufacturing Inc.
January 11, 2017
10:35 AM EST
Speaker ID:

Some of that work came back to our Three Rivers facility, so we have a large drive line operation in Michigan today that they can take on more work.  We still have some assets, or facilities, based in Detroit.  If we need to fire that back up, we could, but again, we’d have to work that out with the UAW, although Michigan is a right-to-work state, so we have the option of both there.  But we would try to work it out with the UAW in respect to that.  But we know how to do it, and it’s just a matter of, we’re kind of in a wait-and-see mode right now, until we understand what the policies are, what the OEM strategy and direction is, and the plant loading schemes, and then we can figure out our plant support.

Rod Lache:
OK, and lastly, you said very sizable revenue ramping up for some new technologies, like EcoTrac, like you showed on that slide, in the relatively short-term.  Can you just remind us what the incremental margin profile is on that, given- we’re sort of used to the 20% to 30% range, for your traditional business?

Chris May:	Yeah, we have talked about previously new business coming online in that 20% to 25% on a contribution margin basis--

Rod Lache:	Including that kind of technology-

Chris May:
Yes, holistically, all included in that.  What we’ve been experiencing recently is a little bit more at the higher end of that range, with some of our new technologies, and that will also play very well as that transitions off the full-size truck program, and that’s what David alluded to earlier in his presentation.

Unidentified Audience Member:   So just wondering if you can give us some insight as to the higher margin guidance for 2016?  I mean, obviously, we’re just looking at the fourth quarter, you know, that’s a big uptick for just considering you had one quarter left.

Chris May:	Yeah, I would say we benefitted from favorable volume and mix, but we also benefitted significantly from operational performance in that quarter, you know, better than what we had even projected, so-

Unidentified Audience Member:   And then just a second question, on the synergies, I mean, obviously sales synergies are tough to achieve in a couple years’ time, just given the nature of your business and MPG’s business, but if we think three, four, five years out, what do you think the potentials are there?  I mean, you showed a great slide of the sort of the overlap of your content and MPG’s content.  I’m just curious what you think about sort of the sales synergies?

David Dauch:
Well, I think both companies have very good relationships with their customer base, point number one.  They obviously have some stronger relations with certain customers, we have stronger relations with other companies, or other customers, but we can bring that collective portfolio now to the entire customer base.  So I clearly think there are growth opportunities, from a sales standpoint, based on bringing an expanded portfolio and selling it as a bundled deal, in some cases, where it makes a lot of sense.  But obviously we’re going to be very disciplined, too, when it comes to the financial hurdles, of the business we want to take on.  They’ve been disciplined in how they manage their business to this point, we’ve been disciplined, and together, we need to stay disciplined.  But there is clearly sales enhancement opportunities.

American Axle & Manufacturing Inc.
January 11, 2017
10:35 AM EST
Speaker ID:

Unidentified Audience Member:   And just one housekeeping -- on the roll-off of the K2XX in 2020, is there a little bit more to go?

David Dauch:
Yeah, so there is more downturn during the 2020 period of time, but you know, just like in ‘19, we’ve got a little bit more work to do, we’ve already offset part of the ‘20 activity, but we’ve got a little bit more work to do there as well, but we’re highly confident with, not only with AM’s business, that we can offset it, but with the combined business together, now organically we think we can offset it.  It becomes a moot point now with the acquisition of MPG.

Unidentified Audience Member:   Just following up on the sales synergies, we’ve been thinking mainly about you doing more casting with MPG.  On the other hand, we-- a bunch of us visited the MPG facilities over the time, it seems like a lot of what they make gets machined later on by another tier 1 or by the customer.  You do a lot of machining.  You do it, my understanding, very precisely and well.  Is that going to be an opportunity area, and what would it take to get that, who- what kind of tier 1s would you be displacing, or would we be just displacing what the OEM is doing?

David Dauch:
Brian, it’s a combination of those things, as I visit those facilities.  You’re absolutely right, that there’s opportunities to insource components, from a commodity standpoint, like castings or powder metal or other things, but there’s also some process opportunities from the machining standpoint and other process things that we can do.  So clearly that’s a core competency of ours.  We’ll balance, you know, where things are at with the contracts that are in place today, but we clearly see synergistic opportunity in that arena, which is part of the bundle of the purchasing synergies that we identified.

Unidentified Audience Member:   Emanuel Rosner from (inaudible).  So just one question on the 2017 margin guidance.  Obviously very, very solid outlook, and I wanted to know if you could walk through the puts and takes in terms of what helps the margins this year.  Obviously, on a stand-alone basis, and what sort of like would be headwinds, and what offsets might be?

Chris May:
Sure.  So if you think about where we guided then for 2016, we’re increasing slightly for 2017.  We are realizing the significant backlog launch in 2017, net sales up $200 million.  So we’re going to enjoy some contribution margin dropped through that.  That will also help on the margin piece, so that’s one of the major elements of our margin increase.  We do have some price reductions that we’ve passed through to the customers, but we’ve been to largely offset those with, quite frankly, a pretty robust productivity program, and we’ve been experiencing the positive productivity in the second half of ‘16.  We expect that to continue into 2017.

Those are the two really big puts and takes as we think about our margin from ‘16 to ‘17.

Unidentified Audience Member:   And then the key to T2XX production in 2017?

Chris May:	Yeah, so we are projecting right now about 1.25 million units, which is--

David Dauch:	This past year was 1.29. This year, we’re projecting 1.25, so down a little bit. Question up here in the front?

Unidentified Audience Member:   Dave Tamberrino from Goldman Sachs.  I apologize if this has been asked already, but looking if there’s any update on how you plan to finance the MPG transaction?  Previously you’d mentioned refinancing the MPG loans, but not necessarily the bonds.  Is there any update to that thinking on whether you will use loans or bonds to finance the cash portion of the acquisition price?

American Axle & Manufacturing Inc.
January 11, 2017
10:35 AM EST
Speaker ID:

Chris May:
Yeah, we have committed financing in place to take on the entire MPG capital structure.   It’s all detailed in our S-4, but we have a term loan of around $1.6-1.7 billion, that’s a combined term loan A and B, and then a commitment for $1.2 billion in bonds, essentially, so we’ll address then the MPG debt through the close process, and then we’ll evaluate the bonds in terms of the timing when appropriate.  So we have capacity in place to address it all.

Rod Lache:	I think we have time for one last question, if there’s any? Ok, thanks very much. We look forward to an exciting 2017. Thank you.

[END OF TRANSCRIPT.]

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Forward Looking Statements

The foregoing transcript may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including, without limitation, statements with respect to the proposed acquisition of Metaldyne Performance Group Inc. (“MPG”) and the anticipated consequences and benefits of such proposed acquisition and other information relating to matters that are not historical facts.  These forward-looking statements involve certain risks and uncertainties that could cause actual results to differ materially from those expressed or implied by these statements.  These risks and uncertainties include the receipt and timing of necessary regulatory approvals, the ability to finance the acquisition, the ability to successfully operate and integrate MPG operations and realize estimated synergies, and the other factors detailed from time to time in the reports we file with the Securities and Exchange Commission (“SEC”), including those described under “Risk Factors” in our Annual Report on Form 10-K and our Quarterly Reports on Form 10-Q.  These forward-looking statements speak only as of the date of this communication.  We expressly disclaim any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein to reflect any change in our expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Important Information and Where to Find It

The foregoing transcript is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of American Axle & Manufacturing Holdings, Inc. (“AAM”) or MPG.  In connection with the proposed acquisition of MPG, AAM has filed with the SEC a Registration Statement on Form S-4 (the “Registration Statement”), which includes the preliminary joint proxy statement of AAM and MPG and which also constitutes a preliminary prospectus of AAM.  The information in the preliminary joint proxy statement/prospectus is not complete and may be changed.  The definitive joint proxy statement/prospectus will be mailed to stockholders of AAM and MPG after the Registration Statement is declared effective by the SEC.  Investors are urged to read the Registration Statement and joint proxy statement/prospectus (including any amendments or supplements thereto) and other documents filed by AAM with the SEC in connection with the proposed transaction as these documents contain (or will contain) important information.  Those documents, as well as AAM’s other public filings with the SEC, may be obtained without charge at the SEC’s website at http://www.sec.gov and at AAM’s website at http://www.aam.com.  Investors may also obtain a free copy of the Registration Statement and joint proxy statement/prospectus and the filings with the SEC that are incorporated by reference in the Registration Statement and joint proxy statement/prospectus from AAM by directing a request to American Axle & Manufacturing, Inc., One Dauch Drive, Detroit, Michigan 48211, USA, Attention: Investor Relations, Telephone: +1 313-758-2404.

Participants in Solicitation

AAM and its directors, executive officers and other members of its management and employees may be deemed to be participants in a solicitation of proxies from its stockholders in connection with the proposed transaction.  Information regarding AAM’s directors and executive officers is available in AAM’s proxy statement for its 2016 annual meeting of stockholders, which was filed with the SEC on March 24, 2016.  Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Registration Statement and the joint proxy statement/prospectus (or will be contained in any amendments or supplements thereto) and other relevant materials to be filed with the SEC when they become available.  These documents can be obtained free of charge from the sources indicated above.